SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 21, 2014

(Commission File No. 001-35053)

INTERXION HOLDING N.V.

(Translation of Registrant’s Name into English)

Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, +31 20 880 7600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 21, 2014, we issued a press release announcing information with respect to the expansion of certain data centres and the execution of a new senior secured credit facility. The press release is attached hereto as Exhibit 99.1

On April 14, 2014, we entered into a €100,000,000 senior secured facility agreement (the “New Facility”) by and among Interxion Holding N.V. (the “Company”), the guarantors thereunder, ABN Amro Bank N.V. and Barclays Bank PLC as lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee.

The New Facility has an initial maturity date of April 14, 2015 with the Company having the option to extend the maturity date by a further two 6 month periods up to a maximum of 12 months in accordance with the terms of the New Facility. The New Facility initially bears interest at a rate per annum equal to EURIBOR plus a margin of 2.75% per annum, subject to a margin ratchet pursuant to which the margin may be increased to a maximum of 5.75% per annum if the New Facility is extended up to an additional 12 months after its initial maturity date.

The New Facility contains customary operating and restrictive covenants, subject to certain agreed exceptions, qualifications and thresholds as well as customary events of default (subject in certain cases to agreed grace periods, qualifications and thresholds), including a cross default with respect to an event of default under the revolving facility agreement and/or the indenture (as defined below) governing our outstanding senior secured notes.

The Company also received the requisite consents from lenders under its senior multicurrency revolving facility agreement dated June 17, 2013 between, among others, the Company, ABN Amro Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, London Branch and Bank of America Securities Limited as Arrangers and the Agent (the “Facility Agreement”) to enter into the New Facility and to certain other amendments to the Facility Agreement on April 14, 2014 pursuant to a letter agreement (the “Letter Agreement”) dated April 9, 2014 from the Company to the Agent.

The foregoing description of the New Facility and the Letter Agreement is not intended to be a complete description of those agreements. The description is qualified in its entirety by the full text of those agreements which are attached as Exhibits 99.2 and 99.3 and incorporated by reference in this Report.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registration originally filed with the Securities and Exchange Commission on June 23, 2011 (File No. 333-175099).

Exhibit

99.1	Press release dated April 21, 2014.

99.2	Senior secured facility agreement dated April 14, 2014 by and among the Company, the guarantors thereunder, ABN AMRO Bank N.V. and Barclays Bank PLC, as lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee.

99.3	Letter Agreement dated April 9, 2014 from the Company to Barclays Bank PLC, as Agent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: April 21, 2014